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FORM 4                                                                                                       OMB APPROVAL
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                                                                                                    OMB Number:           3235-0287
                                                                                                    Expires:     September 30, 1998
                                                                                                    Estimated average burden
                                                                                                    hours per response..........0.5
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                                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549

                                             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
   Ballard, William                         Tengtu International Corp. (TNTU)                   (Check all applicable)
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   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [X] Director  [X] 10% Owner
                                            Security Number                                   [ ] Officer   [ ] Other
                                            of Reporting                                         (give title   (specify below)
   Sherway Executive Center                 Person              6/02                              below)
   310 North Queen Street, Suite 103N       (Voluntary)
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        (Street)                                            5. If Amendment, Date of         7. Individual or Joint/Group Filing
                                                               Original (Month/Year)           (check applicable line)
                                                                                             [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
   Etobicoke, Ontario M9C54K Canada                                                              Reporting Person
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   (City)   (State)     (Zip)           Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)                                                  (Instr. 3 and 4)
                                  ------------------------------------------------
                                     Code     V       Amount      (A) or (D) Price
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                                                                                                                   By Orion Capital
Common Stock             6/30/02     J(1)             20,834         A       $0.30   13,224,675(2)          I      Incorporated
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                              (Over)
          *If the form is filed by more than one reporting person, See Instruction 4(b)(v).

[ ] Check this box if no longer
    subject to Section 16. Form 4
    or Form 5 obligations may
    continue. See Instruction 1(b).

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

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1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/Day/        (Instr. 8)      Securities
   (Instr. 3)     Derivative     Year)                              Acquired (A)
                  Security                                          or Disposed
                                                                    of (D)

                                                                   (Instr. 3, 4,
                                                                    and 5)
                                                --------------------------------------
                                                      Code    V    (A)      (D)
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Special
Warrants (3)      none           6/20/02              P
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  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                         (Instr. 5)     Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
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                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
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                                                                                               By Orion
                                                                                               Capital
                                                                                 I             Incorporated
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Explanation of Responses:

(1) Acquired pursuant to a consulting agreement between Orion Capital Incorporated ("Orion") and Tengtu International Corp. ("Tengtu"). The agreement provides for Orion to receive 500,000 shares of common stock of Tengtu in monthly ratable installments prior to December 2002.

(2) Orion is the holder of 70,000 shares of common stock of Tengtu pledged to Orion as security for a loan made by it to an officer and director of Tengtu. Mr. Ballard disclaims beneficial ownership as to these shares.

(3) On June 20, 2002, in a private placement transaction, Orion subscribed for 541,332 Units of Tengtu for a purchase price of $1.00 per Unit. Each Unit consists of two Special Warrants. Each Special Warrant is exercisable, for no additional consideration, into one share of common stock of Tengtu (a "Common Share") and one half of one share purchase warrant of Tengtu (a "Share Purchase Warrant") at any time prior to 5:00 p.m. (Toronto time) on the date (the "Expiry Date") that is the earlier to occur of: (a) the fifth business day after the later of: (i) the date a receipt has been issued (the "Receipt Date") for the final prospectus qualifying the distribution of the Common Shares and Share Purchase Warrants by the Ontario Securities Commission; and (ii) the date (the "Effective Date") the Securities and Exchange Commission declares effective a registration statement on Form S-1 for the securities underlying the Special Warrants; and (b) 12 months following the closing date of the Offering. In the event the Special Warrants are not exercised prior to the Expiry Date, they will be deemed exercised without any further actions taken by the holders.

         Each Share Purchase Warrant will entitle the holder to acquire one Common Share (a "Warrant Share") at a price of US$0.75 per share for a period of one year from the later of: (a) the Receipt Date; and (b) the Effective Date.


                             /s/ WILLIAM BALLARD                 July 10, 2002
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                             **Signature of Reporting Person          Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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                                                                 SEC 1474 (7/96)